NO ACT

DC
PE 12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024831

February 11, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2008

Christa A. D'Alimonte
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 20, 2007

Dear Ms. D'Alimonte:

This is in response to your letters dated December 20, 2007 and January 18, 2008 concerning the shareholder proposal submitted to Merrill Lynch by Jeffery L. Doppelt. We also have received a letter on the proponent's behalf dated January 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Andrew T. Cupit
Attorney at Law
203 West Somerdale Road
Voorhees, NJ 08043

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

cdalimonte@shearman.com
(212) 848-7257

December 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal Submitted by Jeffrey L. Doppelt

Ladies and Gentlemen:

On behalf of Merrill Lynch & Co., Inc., a Delaware corporation ("Merrill Lynch" or the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement (together, the "Proposal") attached as Exhibit 1 hereto that Merrill Lynch received from Jeffrey L. Doppelt for inclusion by Merrill Lynch in the proxy materials (the "2008 Proxy Materials") the Company intends to distribute in connection with its 2008 annual meeting of shareholders (the "2008 Annual Meeting"). The Proposal was sent to Merrill Lynch under cover of a letter dated November 9, 2007 which is also attached as part of Exhibit 1 hereto.

The Proposal

The Proposal states "that the Merrill Lynch stockholders assembled at the Annual Meeting in person and by proxy, hereby request the Board of Directors adopt a structured policy that will enable investors to share equally in our company's profitability and growth by granting the stockholders of Merrill Lynch rights to cash dividends, stock dividends and special distributions, enabling them to share equally in the company's net earnings." The Proposal further specifies, in its supporting statement, the actual calculations applicable to such proposed dividends and distributions. We note that the rules promulgated under the Exchange Act provide that, for purposes of exclusion under Rule 14a-8, the resolution and supporting statement included in a shareholder proposal should be read together. Rule 14a-8(a) states, "Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any)."

Merrill Lynch intends to omit the Proposal from the 2008 Proxy Materials pursuant to the following provisions of Rule 14a-8 promulgated under the Exchange Act:

- Rule 14a-8(i)(13), because the Proposal relates to specific amounts of dividends; and
- Rule 14a-8(i)(1), because the Proposal is improper under state law.

We respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if Merrill Lynch omits the Proposal from the 2008 Proxy Materials.

The reasons that the Proposal may be properly omitted from the 2008 Proxy Materials are discussed below. The factual information regarding Merrill Lynch and its business in such discussion has been provided to us by Merrill Lynch.

The Proposal Relates to Specific Amounts of Dividends

Rule 14a-8(i)(13) provides that a company may omit a shareholder proposal from its proxy materials "if the proposal relates to specific amounts of cash or stock dividends." The Staff historically has not permitted the exclusion of proposals that relate only to dividend policy generally but do not include any specific formula relating to the amount of dividends to be paid (see, e.g., Exxon Mobil Corporation (avail. March 19, 2007), in which a shareholder proposal requested that the board of directors provide a "more equal ratio of dollars paid to repurchase stock relative to the dollars paid in dividends" without mandating that a specific amount of dividends be paid). However, the Staff consistently has permitted the exclusion of proposals, such as the Proposal, that request specific amounts of dividends to be paid.

The Proposal requires Merrill Lynch's board of directors (the "Board of Directors") "to adopt a structured policy...granting the stockholders of Merrill Lynch rights to cash dividends, stock dividends and special distributions," and further provides the calculations for the specific amounts of dividends to be paid:

"The Board of Directors should make payments to the shareholders as follows:

50% of all diluted earnings per share up to $7.00 (if the current cash dividend remains at $1.40, this would require additional payment of $2.10 per share);

Diluted earnings per share in excess of $7.00, at the Board's discretion;

Additional payment(s) made annually but no later than February of the following year;

Prior years' losses or excess payments shall not be considered in this calculation;

This policy shall be effective for the 2008 to 2012 calendar years;

During this 5 year period, should the stock's closing price, including all prior distributions, equal or exceed $100 per share, then the Board can discontinue this policy."

The Proposal, on its face, requires Merrill Lynch to distribute specific amounts of dividends and is therefore excludable under Rule 14a-8(i)(13).

The Staff has, on several occasions, permitted the exclusion of proposals in which the resolution sought to "increase the dividend payout ratio" and the supporting statement specified that the company should "increas[e] the dividends yearly by a rate of at least 10%." See Monsanto Company (avail. January 25, 1988); Winn-Dixie Stores, Inc. (avail. August 25, 1987); Brown Group, Inc. (avail. May 1, 1987); Exxon Corporation (avail. February 2, 1987); Minnesota Mining and Manufacturing Company (avail. February 2, 1987); Sears, Roebuck and Co. (avail. February 2, 1987); Wisconsin Energy Corporation (February 2, 1987). In connection with each of these proposals, the Staff stated, "Since the subject proposal and supporting statement purport to establish a formula for dividend payments, it is our view that the proposal relates to a specific amount of dividends and is, therefore, exludable under paragraph (c)(13) of Rule 14a-8 [predecessor to Rule 14a-8(i)(13)]." Similarly, the Staff has permitted the exclusion of several additional proposals, relying on the same rationale, in which the resolution sought to "increase the dividend payout ratio" and the supporting statement specified that the company should "increas[e] the dividends yearly by a rate that will attempt [to] keep the yield at least at 4.5% - 5%." See H. J. Heinz Company (avail. May 6, 1987); Gerber Products Co. (avail. April 10, 1987); Federated Department Stores, Inc. (avail. April 1, 1987); Whirlpool Corporation (avail. February 2, 1987).

Further, the Staff has permitted the exclusion of numerous shareholder proposals as relating to specific amounts of dividends when such proposals enumerated a formula for dividend payments based on a percentage of earnings or net income. See Computer Sciences Corporation (avail. March 30, 2006) (proposal requesting that the company pay an annual dividend which shall be no less than 50% of the earnings for the year may be excluded); Cisco Systems Inc. (avail. September 9, 2005) (proposal requesting the board to consider asking the shareholders to vote regarding an annual dividend of $.60 per share, paid quarterly, may be excluded); Cytyc Corp. (avail. Feb. 23, 2004) (proposal seeking a dividend of not less than 30% of the company's real net income before any awards are made to senior management may be excluded); People's Ohio Financial Corp. (avail. August 11, 2003) (proposal asking the company to pay 66% of net earnings to stockholders in an annual cash dividend may be excluded).

The Proposal requests that the Board of Directors make dividend payments in the amount of 50% of all diluted earnings per share up to $7.00 for the next five years. As a result, the Proposal clearly applies a specific formula for dividends based on a percentage of annual earnings. Moreover, the fact that the Proposal is cast as a request is of no consequence for purposes of this analysis. Whether a proposal relating to specific amounts of cash or stock dividends is cast in mandatory or precatory form has no bearing on whether such proposal is excludable under Rule 14a-8(i)(13). See Monsanto Company (proposal *recommending* that the directors *consider* increasing the dividend payout ratio may be excluded (emphasis added)); Minnesota Mining and Manufacturing Company; Wisconsin Energy Corporation; Winn-Dixie Stores, Inc. (stating same). See also Cisco Systems Inc. (proposal *requesting* the board to *consider* asking the shareholders to vote regarding an annual dividend of $.60 per share, paid quarterly, may be excluded (emphasis added)); Duke Energy Corporation (avail. January 9, 2002) (proposal that shareholders *ask* the Board to distribute earnings more equitably may be excluded (emphasis added)).

For the foregoing reasons, we believe that the Proposal is excludable from the 2008 Proxy Materials under Rule 14a-8(i)(13) because it relates to specific amounts of dividends.

The Proposal is Improper under State Law

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Merrill Lynch is a corporation organized under the laws of the State of Delaware and, as such, is subject to the laws of that State.

The Commission has, in the past, provided guidance on the application of the exclusion for matters that are improper under state law. In Exchange Act Release No. 34-12999 (November 22, 1976) (the "1976 Release"), the Commission stated that "mandatory dividend proposals would continue to be excludable under subparagraph (c)(1) of the revised rule [the predecessor to Rule 14a-8(i)(1)], to the extent that they would intrude on the board's exclusive discretionary authority under the applicable state law to make decisions on dividends."

Because the Proposal enumerates specific dividend amounts to be declared by Merrill Lynch's Board of Directors for the years 2008 to 2012 and specifies the only conditions under which the Board of Directors would be able to discontinue the payment of those dividend amounts during that period, we believe the Proposal constitutes a "mandatory dividend proposal" and therefore falls within the guidance for exclusion promulgated in the 1976 Release. By its terms, the Proposal would be binding on the Board of Directors for five years, subject to discontinuation only upon the closing price of Merrill Lynch's common stock equaling or exceeding $100 per share, a metric that falls outside the control of the Board of Directors. On the date the Proposal was submitted to Merrill Lynch, the closing price of the Company's common stock on the New York Stock Exchange was $53.27.

Furthermore, the Proposal also would intrude on the Board of Director's discretionary authority under Delaware law to make decisions on dividends. The 1976 Release states:

> "It is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the business and affairs of every corporation organized under this law shall be managed by its board of directors, or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute."

Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that "The business and affairs of every corporation organized under this chapter [i.e. the DGCL] shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." There are no provisions of the DGCL or the Company's certificate of incorporation or bylaws that grant stockholders the right to make decisions with respect to dividends. Further, Section 170 of the DGCL explicitly grants the Board of Directors the authority to declare and pay dividends, subject to the requirement that such dividends be paid out of surplus or net profits.

In addition, Delaware courts have stated that the authority to declare and pay dividends lies within the business judgment of the board of directors and that shareholders cannot compel directors to pay dividends absent fraud or gross abuse of discretion by the board of directors. See, e.g., Gabelli & Co. v. Ligget Group, 479 A.2d 276 (Del. 1984) (noting in connection with a shareholder action to compel the declaration and payment of a dividend by the board of directors that "it is settled law in [Delaware] that the declaration and payment of a dividend rests in the discretion of the corporation's board of directors in the exercise of its business judgment"); Leibert v. Grinnell Corp., 194 A.2d 846 (Del. Ch. 1963) (noting in connection with a shareholder action to compel the distribution to stockholders of all earnings received by the corporation from securities it held that the decision of the board of directors not to pay dividends is shielded by the business judgment rule); Treves v. Menzies, 142 A.2d 520 (Del. Ch. 1958) (noting in connection with a shareholder action to compel a corporation to pay accrued and unpaid cumulative dividends on the corporation's preferred stock that "as to when such dividends are to be paid obviously rests in the honest discretion of the directors").

For the foregoing reasons, we believe that the Proposal is excludable from the 2008 Proxy Materials under Rule 14a-8(i)(1) because it is improper under state law.

Conclusion

Based on the foregoing, Merrill Lynch intends to omit the Proposal from the 2008 Proxy Materials for the 2008 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be omitted from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (212) 848-7257. Thank you for your attention to this matter.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of this letter and the attachments hereto (including the Proposal as well as the legal opinion of Morris, Nichols, Arsht & Tunnell LLP, special Delaware counsel, attached as Exhibit 2 hereto), and a copy of this letter, with attachments, is being sent simultaneously to Jeffrey L. Doppelt as notification of Merrill Lynch's intention to omit the Proposal from its 2008 Proxy Materials. Merrill Lynch expects to file its definitive proxy materials with the Commission on or about March 14, 2008. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Merrill Lynch files its definitive 2008 Proxy Materials. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope.

Very truly yours,

Christa A. D'Alimonte

Christa A. D'Alimonte

Attachment

cc w/ att: Jeffrey L. Doppelt
Richard Alsop, Merrill Lynch & Co., Inc.
John J. Madden, Shearman & Sterling LLP

Exhibit 1

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

November 9, 2007

VIA FACSIMILE and ELECTRONIC MAIL

Merrill Lynch & Co., Inc.
222 Broadway, 17th Floor
New York, New York 10038

Attn: Judith A. Witterschein
Corporate Secretary

Re: Shareholder Proposal of Jeffrey L. Doppelt
2008 Merrill Lynch Annual Meeting
ATC File Number: 0014.0007

Dear Ms. Witterschein:

Please accept this letter as Mr. Jeffrey L. Doppelt's formal request to submit the following proposal to the shareholders of Merrill Lynch & Co., Inc. at the next annual meeting.

Pursuant to Article II, Section 3 of the Restated Bylaws of Merrill Lynch & Co., Inc., as well as Rule 14a-8 of the Securities and Exchange Commission, Jeffrey L. Doppelt, of 6 Grassfield Road, Great Neck, New York 11024, the record owner of 100 shares of common stock and the beneficial owner of approximately 16,495 shares of common stock of Merrill Lynch & Co., Inc., for over one (1) year prior to the next annual meeting of shareholders of the corporation (*see* attached copy of proxy card), with the intention of holding said shares of common stock through the date of the upcoming annual meeting of shareholders, and presenting the following proposal in person at the said annual meeting, hereby gives notice and requests that the following proposal be put forth to the shareholders of Merrill Lynch & Co., Inc., at the 2008 Annual Meeting of Stockholders:

"**RESOLVED:** That the Merrill Lynch stockholders assembled at the Annual Meeting in person and by proxy, hereby request the Board of Directors adopt a structured policy that will enable investors to share equally in our company's profitability and growth by granting the stockholders of Merrill Lynch rights to cash dividends, stock dividends and special distributions, enabling them to share equally in the company's net earnings.

Supporting Statement

The pursuit of profitable growth begins with opportunistic and smart asset acquisitions. Senior Management has a long history of poorly timed investments, including but not limited to the acquisitions of Mercury and Hotchkis & Wiley, as well as expansion into Japan and Canada as their markets were declining. It continued with the acquisition of the Advest Group (then payment of retention bonuses to the Advest brokers), culminating with the ill-timed acquisition of First Republic Bank for approximately $1.8 billion in cash and stock. Over a 2-year period from the first quarter of 2005 to the fourth quarter of 2006, Merrill Lynch repurchased $12.8 billion, or 179.7 million shares of its common stock. During this period the average diluted shares (used in computing earnings per share) went down by only 40.8 million shares; a difference of 138.9 million shares, an unfair and meaningless reduction in comparison to the stock's purchase price and its current market value.

Providing shareholders with equal payments based on a percentage of net revenues and/or net earnings is in the best interest of all shareholders. The Board of Directors should make payments to the shareholders as follows:

50% of all diluted earnings per share up to $7.00 (if the current cash dividend remains at $1.40, this would require additional payment of $2.10 per share);

Diluted earnings per share in excess of $7.00, at the Board's discretion;

Additional payment(s) made annually but no later than February of the following year;

Prior years' losses or excess payments shall not be considered in this calculation;

This policy shall be effective for the 2008 to 2012 calendar years;

During this 5 year period, should the stock's closing price, including all prior distributions, equal or exceed $100 per share, then the Board can discontinue this policy;

Senior Management will have the balance of the undistributed earnings to invest in growth, share buybacks or retain in the company;

Distributions to shareholders would be payable in either cash or stock at the shareholder's election.

For example, HSBC Holdings PLC (HBC) has been paying their shareholders either cash or stock for 5 years. Their current dividend is approximately $4.35 and their stock has been trading near its all-time high. The 52 week trailing earnings at HBC is $6.65, substantially less than Merrill Lynch prior to its third quarter loss.

Senior Management will have less investment flexibility and thus be required to determine what best serves the shareholders. With less to invest, Senior Management will be compelled to make better decisions with respect to future investments.

I urge the shareholders to support this resolution."

Kindly include the within proposal for submission to the shareholders of Merrill Lynch & Co., Inc. at the annual meeting. Thank you.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T. CUPIT

Andrew T. Cupit

Encls.

Merrill Lynch

C/O PROXY SERVICES
P.O. BOX 9112
FARMINGDALE, NY 11735

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 26, 2007. Have this proxy card in hand when you access the web site and follow the instructions to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Merrill Lynch & Co., Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 26, 2007. Have this proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date this proxy card and return it in the postage-paid envelope provided or return it to Merrill Lynch & Co. Inc., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

JEFFREY L DOPPELT
6 GRASSFIELD ROAD
GREAT NECK NY 11024-1457

→ 0606 1311 9313

NAME	11,238.84470
SIP	2,685.99260
ESOP	2,264.84600
RAP	
ESPP	386.96726

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: MLNCH1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

MERRILL LYNCH & CO., INC.

02 0606131193 241775647652

The Board of Directors recommends a vote FOR → proposal (1).

	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
(1) The election to the Board of Directors of the 3 nominees named below for a term of 3 years: 01) John D. Finnegan 02) Joseph W. Prueher 03) Ann N. Reese	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

The Board of Directors recommends a vote FOR proposal (2).

	FOR	AGAINST	ABSTAIN
(2) Ratify appointment of Deloitte & Touche LLP as independent registered public accounting firm	☐	☐	☐

The Board of Directors recommends a vote AGAINST shareholder proposals (3), (4) and (5).

	FOR	AGAINST	ABSTAIN
(3) Institute cumulative voting	☐	☐	☐
(4) Submit named executive officers compensation to shareholders for annual ratification	☐	☐	☐
(5) Adopt policy that significant portion of future equity compensation be performance-vesting shares	☐	☐	☐

For comments and/or address changes, please check this box and write them on the other side of this card. ☐

	Yes	No
If you want to vote shares held in a brokerage account at Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") in person at the Annual Meeting, you must obtain a proxy from MLPF&S. Please check YES to the right to receive such a proxy.	☐	☐
Please indicate if you plan to attend this meeting.	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date

241973-026

Signature (Joint Owners) Date

11,238
590186C99
61

MERRILL LYNCH & CO., INC.
2007 Annual Meeting of Shareholders
Friday, April 27, 2007
10:00 AM

Merrill Lynch Hopewell Campus
1550 Merrill Lynch Drive
Hopewell, New Jersey

MERRILL LYNCH & CO., INC.

PROXY

Annual Meeting - Friday, April 27, 2007

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

E. Stanley O'Neal, Rosemary T. Berkery and Ahmass L. Fakahany are hereby appointed, individually as proxies (with full power to act without the others and with full power of substitution), to attend and to vote for the undersigned on the matters listed on the reverse side hereof at the Annual Meeting of Shareholders to be held on April 27, 2007, or at any adjournment or postponement of that meeting and, in their discretion, upon other matters that arise at the meeting. This proxy revokes all proxies previously given for the same shares of stock.

The shares represented by this proxy will be voted in accordance with instructions given on the back of this card. If this proxy is signed and returned without specific instructions as to any item or all items, it will be voted FOR the election of 3 directors as named herein, FOR the ratification of the appointment of the independent registered public accounting firm, and AGAINST each of the shareholder proposals.

Please vote on the reverse side of this card. Sign, date and return this card promptly using the enclosed envelope. Sign exactly as your name appears on the other side of this card. Each joint tenant should sign. When signing as attorney, trustee, etc., give full title.

Address Changes/Comments:

____

____

____

(If you noted any address changes/comments above, please mark corresponding box on the reverse side.)

(To be signed on the reverse side)

Exhibit 2

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 20, 2007

Merrill Lynch & Co., Inc.
4 World Financial Center
250 Vesey Street
New York, NY 10080

Re: Shareholder Dividend Proposal

Ladies and Gentlemen:

You have requested our opinion, as Delaware counsel, concerning certain matters of Delaware law in connection with a dividend proposal submitted to Merrill Lynch & Co., Inc., a Delaware corporation (the "Company"), by Jeffrey Doppelt (the "Proponent") for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders. For purposes of this opinion, we have reviewed the proposal and the supporting statement accompanying it (the "Proposal"), the letter to the Securities and Exchange Commission submitted by the Company's counsel, Shearman & Sterling LLP (the "Shearman Letter"), the Company's certificate of incorporation, as amended to date (the "Certificate of Incorporation"), and such Delaware statutory and case law authority as we have determined to be relevant.

Based on the foregoing, it is our opinion that:

1. Under the relevant Delaware statutory law, set forth in the Delaware General Corporation Law, 8 *Del. C. et seq.* (the "DGCL"), the declaration and payment of dividends is within the discretion of a corporation's board of directors. 8 *Del. C.* § 170(a) ("The directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock . . ."); 8 *Del. C.* § 173 ("No corporation shall pay dividends except in accordance with this chapter."); 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.").[1] Therefore, decisions with respect to dividends are to be made by the Company's board of directors, not its shareholders.

---

1 There are no provisions in the Company's Certificate of Incorporation that restrict the board's statutory authority with respect to dividends, other than standard provisions

(Continued . . .)

Long settled Delaware case law is entirely consistent with the statutory rule. As stated by the Delaware Supreme Court, "it is settled law in [Delaware] that the declaration and payment of a dividend rests in the discretion of the corporation's board of directors in the exercise of its business judgment." *Gabelli & Co. v. Liggett Group*, 479 A.2d 276, 280 (Del. 1984). *See also, e.g., Mendel v. Carroll*, 651 A.2d 297, 307 (Del. Ch. 1994) ("It is elementary that the declaration of dividends out of available corporate funds is a matter left to the discretion of the board of directors and that the declaration or payment of a dividend will be reviewed by a court only on the basis of fraud or gross abuse of discretion."); D. Drexler, L. Black & A. Sparks, *Delaware Corporation Law and Practice*, Matthew Bender (2006), § 20.02 ("The power to declare dividends is one of the fundamental powers of the board of directors.").

The case law is also clear that where the DGCL assigns a particular decision to the board, that decision must be made by the directors themselves in their role as corporate fiduciaries. R. Balotti & J. Finkelstein, *The Delaware Law of Corporations and Business Organizations*, Aspen Publishers (2007), § 4.17 ("If the board of directors has a specific duty, whether by virtue of the certificate of incorporation or a statute, to exercise its own discretion, it may not delegate the exercise of that discretion except to a board committee . . .").

2. Under the DGCL, dividends may only be paid out of a corporation's "surplus" or, in certain cases, its "net profits." 8 *Del. C.* § 170(a). If these statutory financial standards are not satisfied, payment of a dividend is illegal. Reflecting the fact that directors are responsible for dividend decisions, § 174 of the DGCL provides that directors shall be personally liable if they willfully or negligently pay a dividend in violation of these financial standards. 8 *Del. C.* § 174(a).

We are also of the view that the principles of Delaware law summarized above are accurately reflected in the Shearman Letter, and we concur with the analysis of Delaware law therein.

We understand that you intend to furnish copies of this opinion to the Securities and Exchange Commission and to the Proponent pursuant to Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended, in connection with the Company's objection to inclusion of the Proposal in its 2008 proxy materials, and we hereby consent to such use.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

(. . . continued)
requiring that dividends be paid on preferred stock prior and in preference to any dividends on common stock.

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

January 11, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, District of Columbia 20549

Re: Shareholder Proposal of Jeffrey L. Doppelt
Merrill Lynch Annual Meeting
ATC File Number: 0014.0007

Dear Sir/Madam:

I am in receipt of Merrill Lynch's position paper for exclusion of the above-referenced shareholder's proposal and take issue with same for the following reasons:

Merrill Lynch's/their Counsel's Violation of Law

The aforementioned exclusion paper was sent via Federal Express directly to the shareholder, a represented adverse party on or about December 21, 2007. Mr. Doppelt was out-of-state on vacation at that time and thus, did not receive the package until his return, on or about January 4, 2008. Merrill Lynch's exclusion paper was prepared by counsel who is, or should be familiar with the ethics rules for attorneys, but yet still sent the exclusion paper directly to Mr. Doppelt, and did not copy his counsel. Thus, I have just received a copy of same directly from Mr. Doppelt. The proposal, as originally submitted, was under my letterhead, which contained all pertinent contact information. In addition, Judith Witterschein, the corporate secretary for Merrill Lynch contacted me personally via telephone on December 17, 2007, to inform me of Merrill's position with respect to the particular proposal.

It is thus submitted that Ms. Witterschein knew Mr. Doppelt was represented, knew the contact information for his counsel, and knew more of the ethics rules with respect to direct contact with a represented adverse party than her chosen counsel. Merrill Lynch's chosen counsel is located in New York. Under New York Disciplinary Rule 1200.35 (DR 7-104), unless specifically permitted by law, a lawyer is not allowed to directly contact an adverse party once notified that such party is represented. Merrill Lynch's counsel seemingly violated the ethics rules for attorneys and by doing so, afforded Mr. Doppelt less time in which to respond.

Accordingly, Merrill Lynch should not be permitted to gain from its malfeasance by avoiding a vote on an important shareholder issue. For this reason, as well as the other reasons set forth herein, we respectfully request that the Securities and Exchange Commission compel Merrill Lynch to include Mr. Doppelt's proposal for submission to the shareholders at the annual meeting. Further, Merrill Lynch will not be prejudiced by the submission of the particular proposal as they will still have the option of recommending a "no" vote to the shareholders, setting forth their reasoning with little to no opportunity for a response by Mr. Doppelt.

The Proposal is not Subject to the Ordinary Business Rule Exclusion

While Merrill Lynch's recitation of the decisions relating to the ordinary business rule is illustrative, it fails to address the core underpinning for the proposal at its base, the persistent abuse of discretion in the handling and investing of the corporation's assets, thereby significantly diminishing shareholder value. Accepting Merrill Lynch's stated precedent as definitive, does not change the facts and circumstances under which Mr. Doppelt's proposal was submitted. However, Merrill Lynch's stated precedent does indicate that an abuse of discretion in the ordinary management of the company will negate the ability of the company to avail itself of the "ordinary business exclusion."

As a result of Merrill Lynch's unsound management and investment strategy, the company posted a $2.3 billion operating loss in the third quarter of 2007, with a $7.9 billion write-down of losses sustained in the subprime mortgage market.[1] Additionally, this abuse of discretion in investing contributed to a total loss of net revenues for the quarter of a staggering 94% as compared to the same period in 2006.

This atmosphere of abuse of discretion relating to the value of the shareholders was further accentuated by Merrill Lynch's stock repurchase program. Beginning in the fourth quarter 2006, through second quarter 2007, Merrill Lynch engaged in a large-scale repurchase of its outstanding shares at values of approximately $90.00 per share. However, on December 24, 2007, Merrill Lynch announced that it would be selling its treasury stock at $48.00 per share in an attempt to raise $6.2 billion dollars. This sale of stock presumably was authorized in order to cover a short-fall partly caused by the purchase of Republic Bank for $1.8 billion. This resulted in a staggering loss of approximately $42.00 per share. Merrill's purchase of Republic, for stock and cash, at the top of the market for a company that did not historically have such value, will most likely result in a substantial loss of shareholder value.

It is submitted that the employees of Merrill Lynch, those that are provided with or required to accept stock as part of their retirement plan, will be extremely adversely affected by the unchecked investments by Merrill Lynch's officers and directors and resulting substantial loss of shareholder value. While the "ordinary business exclusion" was intended to insulate the directors and officers of a corporation from shareholder intrusion into their discretion, it was not meant to permit long-standing and damaging investment and use of the company's assets to the detriment of the shareholders. In the case of Merrill Lynch, their recent investment history is replete with examples of a company in need of guidance and oversight over how it invests the capital and earnings of its public owners. Merrill Lynch's recent unchecked use of the company funds has lead to a nearly 50% loss of shareholder value from the fourth-quarter 2006 to the same period in 2007. It was this abuse of discretion, which is bankrupting the company and destroying shareholder value that Mr. Doppelt's proposal sought to address.

Conclusion

While those in power of such corporations have a significant amount of discretion in investing, purchasing, alienating, etc., the company's assets, it is not without its limitations. A patent abuse of

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1 *See* attached quarterly reports.

discretion in the investing of the corporation's assets will not permit the company's officers and directors to shield themselves behind the mantle of the "ordinary business exclusion."

Mr. Doppelt's proposal is limited in time and scope, does not seek to insert the shareholders into the everyday management and operations of the company. However, the proposal is intended to permit the shareholders to voice their opinion as to the blatantly abusive nature in which Merrill Lynch has cavalierly wasted the assets of the company and thus affected the value to the shareholder. It is further designed to compel management to consider carefully the investments they make when dealing with the company that is ultimately owned by the shareholders.

Under the circumstances, we respectfully request that the Securities and Exchange Commission issue an Action Letter to Merrill Lynch, compelling them to submit the proposal to the shareholders at the next annual meeting.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T. CUPIT

Andrew T. Cupit

Encls.

Cc: Shearman & Sterling, LLP

-----Original Message-----
From: Messenger, Global
Sent: Thursday, January 18, 2007 7:39 AM
To: +Everyone (ML.Worldwide)
Subject: Merrill Lynch Reports Record Net Revenues, Net Earnings and Diluted EPS for Full Year 2006

Merrill Lynch Reports Record Net Revenues, Net Earnings and Diluted EPS for Full Year 2006

Full-Year Net Earnings of $7.59 Per Diluted Share; $7.68 Excluding One-Time Items, Up 49 Percent From 2005

Fourth-Quarter Net Earnings of $2.41 Per Share, Up 71 Percent, on Net Revenues of $8.6 Billion, Up 27 Percent; Return on Average Common Equity Rises to 25.6 Percent

Announces 40 Percent Increase in Quarterly Dividend, to 35 Cents Per Common Share

NEW YORK, January 18 — Merrill Lynch (**NYSE: MER**) today reported record full-year net revenues, net earnings and earnings per diluted share for 2006, driven by strong growth in the firm's business segments. Net earnings for 2006 were $7.5 billion, or $7.59 per diluted share, as total net revenues increased strongly to $34.7 billion.

Pretax earnings increased to a record $10.4 billion, the pretax profit margin rose to a record 30.1 percent, and the return on average common equity increased to 21.3 percent. Book value per common share was $41.37, up 15 percent from 2005. Merrill Lynch's 2006 results included the one-time net gain arising from the closing of the merger between Merrill Lynch Investment Managers (MLIM) and BlackRock (NYSE: BLK) during the third quarter, which was essentially offset by the one-time non-cash compensation costs recorded in the first quarter.

These one-time items, in aggregate, increased both full-year net revenues and non-interest expenses by approximately $2.0 billion, resulting in a slightly negative net impact to 2006 net earnings of $72 million, or 9 cents per diluted share. Adjusted to exclude the impact of those one-time items, full-year 2006 net earnings were $7.6 billion, up 48 percent from 2005, and net earnings per diluted share were $7.68, up 49 percent. On the same basis, pretax earnings of $10.4 billion increased 44 percent, as net revenues rose 26 percent to $32.7 billion; the pretax profit margin was 31.9 percent, up 4.1 percentage points; and the return on average common equity was 21.6 percent, up 5.6 percentage points. Reconciliations of full-year results to those adjusted to exclude the net impact of the one-time items appear on Attachment IV to this release.

"We are extremely pleased with Merrill Lynch's performance for the year and the fourth quarter," said **Stan O'Neal**, chairman and chief executive officer. "By virtually any measure, our company completed the most successful year in its history. Revenues, earnings, earnings per share and return on equity all grew strongly as a result of our continued emphasis on broadening the asset classes and capabilities we can offer clients, expanding our geographic footprint, diversifying our business mix, managing and deploying our capital more effectively, and investing in top talent. We finished the year positioned better than ever to capitalize on the array of opportunities still emerging around the world as a result of what we believe are fundamental and long-term changes in how the global economy and capital markets are developing."

Fourth-quarter 2006 net earnings were $2.3 billion, and net earnings per diluted share were $2.41, up 71 percent from the year-ago quarter but down 24 percent from the third quarter of 2006, which included the one-time net gain from closing the BlackRock transaction. Similarly, pretax earnings of $3.4 billion were up 65 percent from the year-ago period but down 19 percent from the third quarter, as net revenues of $8.6 billion were up 27 percent from the year-ago quarter and down 13 percent sequentially. The fourth-quarter pretax profit margin was 39.0 percent, and the annualized return on common equity was 25.6 percent.

Excluding the one-time merger-related net benefits in the third quarter of 2006 from the sequential comparisons, Merrill Lynch's fourth-quarter 2006 net earnings and diluted earnings per share were both 21 percent higher than the third quarter; pretax earnings were 42 percent higher; net revenues were 8 percent higher; and all those fourth-quarter results would have set quarterly records. Reconciliations of the third-quarter results to those adjusted to exclude the net impact of the BlackRock merger appear on Attachment III to this release.

Business Segment Review:

During the fourth quarter of 2006, Merrill Lynch modified its business segment reporting to reflect the management reporting lines established as a result of the BlackRock-MLIM merger, as well as to better reflect the economic and long-term financial performance characteristics of the underlying businesses.

Effective with the merger, MLIM ceased to exist as a separate business segment, and Merrill Lynch's equity investment in the merged BlackRock business is being managed together with its other wealth management businesses. Accordingly, a new business segment, Global Wealth Management (GWM), was created, consisting of Global Private Client (GPC) and Global Investment Management (GIM). GPC and GIM revenues are both comprised of revenues from businesses that create, manage and distribute investment products and services for private clients and small businesses. GPC revenues arise primarily from the distribution of such investment products, including specialized brokerage, advisory, banking, trust, insurance and retirement services. GIM revenues arise primarily from the creation and management of such investment products, including revenues from a business that creates and manages hedge fund and other alternative investment products for GPC clients, which had formerly been included within GPC; and Merrill Lynch's share of net earnings from its ownership positions in other investment management companies, including the merged BlackRock. Apart from the new investment in BlackRock and the previously owned MLIM business, which had been reported as a separate business segment, earnings from such ownership positions were previously reported in Global Markets & Investment Banking (GMI). Prior-period business segment data have been restated to reflect this presentation.

The full-year comparisons in the following discussion of business segment results exclude the impact of the $1.8 billion, pretax, one-time compensation expenses incurred in the first quarter of 2006. These one-time compensation expenses were recorded in the business segments as follows: $1.4 billion in GMI, $281 million in GWM and $109 million in MLIM. The impact of the closing of the BlackRock merger during the third quarter is reflected in the Corporate segment. A reconciliation of segment results with these amounts appears on Attachment V to this release.

Global Markets & Investment Banking (GMI)
GMI generated record revenues and pretax earnings for both the fourth-quarter and full-year 2006, as targeted investments around the world to expand and diversify its portfolio of businesses and geographic reach continued to enable the group to capitalize on a favorable market environment.

- GMI generated $18.9 billion in net revenues for the full year 2006, up 37 percent from 2005, driven by record revenues in both Global Markets and Investment Banking. Pretax earnings were $7.1 billion, up 43 percent from the prior-year period. The pretax profit margin was 37.6 percent, up from 36.0 percent in 2005, demonstrating operating leverage even as substantial investments were made across the business.

- GMI's fourth-quarter 2006 net revenues were $5.4 billion, up 55 percent from the year-ago quarter. Compared with the fourth quarter of 2005, net revenues increased in all three major business lines:

    - Fixed Income, Currencies and Commodities net revenues of $2.3 billion increased 70 percent, setting a quarterly record, driven by every major business line, in particular record revenues from credit products, commodities and foreign exchange, as well as strong growth from trading interest rate products.
    - Equity Markets net revenues of $1.8 billion increased 49 percent, driven by nearly every major business line, led by the private equity, proprietary trading and cash trading businesses.
    - Investment Banking net revenues of $1.3 billion set a quarterly record, up 41 percent, as record revenues from debt and equity origination more than offset a decline in revenues from merger and acquisition advisory activities.

- Pretax earnings for GMI were $2.6 billion, up 73 percent from the year-ago quarter, driven by the strong revenue growth and continued discipline over expenses, especially compensation expenses. The fourth-quarter 2006 pretax profit margin was 48.4 percent, compared with 43.4 percent in the prior-year period.

- At the beginning of the fiscal first quarter of 2007, Merrill Lynch completed its acquisition of the First Franklin mortgage origination and servicing businesses from National City Corporation (NYSE: NCC) for $1.3 billion.

Global Wealth Management (GWM)
GWM generated strong revenue and earnings growth in 2006, driven by GPC, which in the fourth quarter generated its best revenue performance of the year. GPC continues to improve its product capabilities and technology to enable Merrill Lynch financial advisors (FAs) to offer their clients outstanding service, positioning the FA as an essential partner. GWM's strong performance in a favorable market in both the quarter and the year underscored the

effectiveness of GPC's strategy of revenue and product diversification and annuitization, and its success in growing client assets by retaining and adding FAs.

- For the full year 2006, GWM's net revenues increased 12 percent over 2005 to $12.1 billion, driven by strong growth in GPC, as well as GIM. Pretax earnings increased an even stronger 23 percent, to $2.7 billion, demonstrating the operating leverage in this business even as investments for growth continued throughout the year. GWM's pretax profit margin was 22.5 percent, up two percentage points from 20.5 percent in 2005.

- GWM's fourth-quarter 2006 net revenues were $3.3 billion, up 13 percent from the 2005 fourth quarter:

    - GPC's net revenues increased 10 percent to $3.1 billion, driven by record fee-based revenues, which reflected both asset growth and flows into annuitized-revenue products. Net interest revenues also increased significantly, due to the favorable trend in market interest rates.
    - GIM's net revenues increased 80 percent to $211 million, due primarily to Merrill Lynch's investment in BlackRock, which began to contribute during the 2006 fourth quarter. Merrill Lynch recorded an estimate of its share of BlackRock's net earnings in revenues.

- GWM's fourth-quarter pretax earnings of $759 million were up 19 percent from the year-ago quarter, driven by the growth in revenues. The pretax profit margin was 23.1 percent, up 1.2 percentage points from 21.9 percent in the prior-year period, driven by the impact of the investment in BlackRock, which was partially offset by higher compensation expense and additional litigation provisions.

- Turnover among FAs, particularly top-producing FAs, remained very low. FA headcount reached 15,880 at quarter-end, an increase of 180 during the fourth quarter and 720 for the full year, as GPC continued to employ its disciplined strategy of actively recruiting and training high-quality FAs.

- Client assets in products that generate annuitized revenues ended the quarter at $613 billion, up 16 percent from the end of 2005, and total client assets in GWM accounts were a record $1.6 trillion, up 11 percent. Net inflows of client assets into annuitized-revenue products were a record $18 billion in the fourth quarter, and total net new money was $22 billion, bringing the full-year totals to $48 billion and $61 billion, respectively.

Merrill Lynch Investment Managers (MLIM)
MLIM produced record pretax earnings in 2006 as the business generated strong relative investment performance and improved net flows leading up to the merger with BlackRock at the end of the third quarter.

- MLIM's net revenues for 2006, reflecting only nine months of operations, increased 5 percent over those for the full year 2005, to $1.9 billion, driven by strong net sales and asset appreciation. Pretax earnings increased 27 percent to $746 million, and the pretax profit margin was 39.3 percent, up nearly seven percentage points from 32.4 percent in 2005.

- On September 29, 2006, Merrill Lynch merged MLIM with BlackRock in exchange for a total of 65 million common and preferred shares in the newly combined BlackRock, representing an economic interest of approximately half. An estimate of the earnings associated with Merrill Lynch's investment in BlackRock is recorded in the GIM portion of the GWM segment.

Additional Items:

Compensation Expenses

Excluding the one-time compensation expenses in the first quarter and the one-time net impact of the BlackRock merger in the third quarter, full-year 2006 compensation and benefits expenses were 46.2 percent of net revenues, compared to 47.8 percent for the prior-year period.

Non-Compensation Expenses

Total non-compensation expenses for the full year 2006 were $7.2 billion, up 14 percent from 2005. For the fourth quarter of 2006, non-compensation expenses were $1.9 billion, up 6 percent from the prior-year period, and were 22.4 percent of net revenues, down from 26.9 percent in the 2005 quarter. Details of the significant changes in non-compensation expenses from the fourth quarter of 2005 are as follows:

- Communication and technology costs were $477 million, up 16 percent, due primarily to costs related to technology investments for growth.

- Brokerage, clearing and exchange fees were $294 million, up 32 percent, due primarily to higher transaction volumes.

- Professional fees were $264 million, an increase of 37 percent, due to higher legal, consulting and other professional fees associated with increased business activity levels.

- Advertising and market development costs were $193 million, up 10 percent, due primarily to higher travel expenses associated with increased activity levels.

- Other expenses were $347 million, down 27 percent, due primarily to lower litigation provisions.

Total non-compensation expenses increased 6 percent sequentially, largely due to increases in litigation provisions and professional fees related to increases in business activities.

Income Taxes

Merrill Lynch's effective tax rate was 28.1 percent for 2006, down from 29.2 percent in 2005, due primarily to a reduction in the tax provision arising from carryback claims from the years 2001 and 2002 which were previously disclosed in Merrill Lynch's 10-Q filings. This benefit was largely offset by the higher tax rate on the gain from the closing of the BlackRock merger. The effective tax rate for the fourth quarter of 2006 was 30.1 percent.

Dividend on Common Shares
The Board of Directors declared a 40 percent increase in the regular quarterly dividend to 35 cents per common share, payable March 1, 2007, to shareholders of record on February 7, 2007.

Share Repurchases
As part of its active management of equity capital, Merrill Lynch repurchased 31.1 million shares of its common stock for $2.8 billion during the fourth quarter. At quarter-end, $3.2 billion of authorized repurchase capacity remained of the $5 billion repurchase program authorized in October 2006.

Staffing
Merrill Lynch's full-time employees totaled 56,200 at the end of the fourth quarter of 2006, a net increase of 900 during the quarter.

2007 Fiscal Calendar
Merrill Lynch's fiscal quarters in 2007 will end on the following dates: first quarter, March 30; second quarter, June 29; third quarter, September 28; and fourth quarter, December 28.

* * * *

Jeff Edwards, senior vice president and chief financial officer, will host a conference call today at 10 am Eastern time to discuss the company's 2006 fourth-quarter and full-year results. The conference call can be accessed via a live audio webcast available through the Investor Relations website at www.ir.ml.com or by dialing 888.810.0245 (U.S. callers) or 706.634.0180 (non-U.S. callers). On-demand replay of the webcast will be available from approximately 1 pm Eastern time today at the same web address.

* * * *

Merrill Lynch is one of the world's leading wealth management, capital markets and advisory companies, with offices in 37 countries and territories and total client assets of approximately $1.6 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world's largest publicly traded investment management companies, with more than $1 trillion in assets under management. For more information on Merrill Lynch, please visit www.ml.com.

* * * *

Merrill Lynch may make forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects, investment banking pipelines, anticipated financial results, the impact of off-balance-sheet arrangements, significant contractual obligations, anticipated results of litigation and regulatory investigations and proceedings, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch's beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch's control, which affect the operations, performance, business strategy and results and could cause its actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, financial market volatility; actions and initiatives taken by current and potential competitors; general economic conditions; the effect of current, pending and future legislation, regulation, and regulatory actions; and the other additional factors described in the Risk Factors section of Merrill Lynch's Annual Report on Form 10-K for the fiscal year ended December 30, 2005 and also disclosed from time to time in its subsequent reports on Form 10-Q and 8-K, which are available on the Merrill Lynch Investor Relations website at www.ir.ml.com and at the SEC's website, www.sec.gov.

Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Merrill Lynch does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. The reader should, however, consult any further disclosures Merrill Lynch may make in its future filings of its reports on Form 10-K, Form 10-Q and Form 8-K.

Merrill Lynch may also, from time to time, disclose financial information on a non-GAAP basis where management believes this information will be valuable to investors in gauging the quality of Merrill Lynch's financial performance and identifying trends.

* * * *

NOTE TO MERRILL LYNCH EMPLOYEES: Please remember that Merrill Lynch policy prohibits all employee purchase and sale transactions in Merrill Lynch & Co., Inc. common stock and options today, **Thursday, January 18, 2007.** Trading may resume at the opening of the New York Stock Exchange on **Friday, January 19, 2007**

-----Original Message-----
From: Messenger, Global
Sent: Thursday, April 19, 2007 7:37 AM
To: +Everyone (ML.Worldwide)
Subject: Merrill Lynch Reports First-Quarter 2007 Results: Net Revenues of $9.9 Billion, Up 24 Percent From First Quarter 2006

Merrill Lynch Reports First-Quarter 2007 Results: Net Revenues of $9.9 Billion, Up 24 Percent From First Quarter 2006

Record Net Revenues From FICC, Equity Markets and Investment Banking Businesses

Net Earnings Per Diluted Share of $2.26, Up 37 Percent, Excluding One-Time Expenses in First Quarter 2006

Return on Average Common Equity of 23.3 Percent

NEW YORK, April 19 — Merrill Lynch (**NYSE: MER**) today reported strong growth in net earnings and earnings per diluted share for the first quarter of 2007, driven by net revenues of $9.9 billion. Net revenues were up 24 percent from the prior-year period and up 14 percent from the fourth quarter of 2006, with increases both year over year and sequentially in both Global Markets & Investment Banking (GMI) and Global Wealth Management (GWM), and in all global regions. These are the second-highest quarterly net revenues Merrill Lynch has ever generated, only $51 million lower than in the third quarter of 2006, when net revenues included a $2.0 billion one-time, pretax gain arising from the merger of Merrill Lynch Investment Managers (MLIM) with BlackRock, Inc. (NYSE: BLK).

First-quarter 2007 net earnings per diluted share were $2.26, up 414 percent from 44 cents for the first quarter of 2006, or 37 percent on an operating basis, which excludes $1.2 billion, after taxes, of one-time compensation expenses from the 2006 first quarter. Net earnings per diluted share were down 6 percent from $2.41 for the fourth quarter of 2006. First-quarter 2007 net earnings were $2.2 billion, up 354 percent from the first quarter of 2006, or up 31 percent excluding the one-time expenses in the prior-year period. Net earnings were down 8 percent from the fourth quarter of 2006, which included a lower compensation expense ratio. The pretax profit margin for the first quarter of 2007 was 31.4 percent, and the annualized return on average common equity was 23.3 percent. At the end of the first quarter, book value per share was $41.95, up 13 percent from the end of the first quarter of 2006 and 1 percent from the end of 2006.

"This was a terrific quarter. In an environment which was volatile at times, we took full advantage of market opportunities and delivered value to our clients and our shareholders," said **Stan O'Neal**, chairman and chief executive officer. "Our product capabilities and geographic reach are stronger and broader now than at any point in our history, and we continue to make investments to further enhance our franchise. We remain focused on disciplined growth to capitalize on the positive secular trends we continue to see unfold."

Business Segment Review:

In the first quarter of 2006, Merrill Lynch recorded $1.8 billion, before taxes ($1.2 billion after taxes), in one-time compensation expenses. These expenses were recorded in the business segments as follows: $1.4 billion to Global Markets & Investment Banking, $281 million to Global Wealth Management and $109 million to Merrill Lynch Investment Managers (which ceased to exist as a business segment upon its merger with BlackRock). Comparisons to that period in the following discussion of business segment results exclude the impact of these one-time expenses. A reconciliation of these segment results appears on Attachment III to this release.

Global Markets & Investment Banking (GMI)

GMI generated record revenues, both over all and in each of its three major business lines, for the first quarter of 2007, as the business continued to execute on targeted organic and inorganic investments for diversification and profitable growth, executed with strong operating discipline in a favorable market environment. Non-U.S. revenues, which continue to comprise more than half of GMI's total net revenues, grew significantly faster than U.S. revenues in the period.

- GMI's first-quarter 2007 net revenues were a record $6.5 billion, up 43 percent from the year-ago quarter. Compared with the first quarter of 2006, net revenues increased in all three major business lines:

    - Fixed Income, Currencies and Commodities (FICC) net revenues increased 36 percent to a record $2.8 billion driven by nearly every major revenue category, as revenues from credit products, real estate, interest rate products and currencies grew to record levels. Revenues from trading commodities also increased significantly. Revenues from mortgage-related activities declined, resulting from a difficult environment for the origination, securitization and trading of non-prime mortgage loans and securities in the U.S. Revenues from activities related to U.S. non-prime mortgages, in aggregate, comprised less than 1 percent of Merrill Lynch's total net revenues over the past five quarters.

    - Equity Markets net revenues increased 50 percent to a record $2.4 billion, driven by every major business line, including a strong increase from private equity and record revenues from both the equity-linked and proprietary trading businesses.

    - Investment Banking net revenues increased 47 percent to a record $1.4 billion, as record revenues in debt origination were complemented by strong growth in revenues from both merger and acquisition advisory services and equity origination.

- Pretax earnings for GMI were $2.3 billion, up 48 percent from the year-ago quarter, driven by the strong revenue growth. The first-quarter 2007 pretax profit margin was 35.8 percent, up from 34.7 percent in the prior-year period.

Global Wealth Management (GWM)

GWM generated strong revenue and pretax earnings growth in the first quarter of 2007. The growth was driven by Global Private Client (GPC), which increased its net revenues year over year for the 10th consecutive quarter, as well as by the contribution of Global Investment Management (GIM), including earnings from Merrill Lynch's investment in BlackRock. GPC continues to focus on delivering a superior product and service offering, positioning Merrill Lynch financial advisors (FAs) as essential partners to their clients. GPC also continues to invest in technology to further enhance both the efficiency and effectiveness of the FA force, and to invest in growing the FA census globally.

- GWM's first-quarter 2007 net revenues were $3.4 billion, up 16 percent from the first quarter of 2006:

    - GPC's net revenues increased 11 percent to $3.1 billion, driven by every major revenue category, including record fee-based revenues, which reflected higher asset values and net flows into annuitized-revenue products. Transaction and origination revenues also increased, driven by new issue origination activity, and net interest revenues grew to a new record level.

    - GIM's net revenues increased 151 percent to $261 million, due primarily to revenues from Merrill Lynch's investment in BlackRock, which began to contribute to revenues during the 2006 fourth quarter, as well as increases in revenues from Merrill Lynch's ownership positions in other investment management companies and the business that creates alternative investment products for GPC clients.

- Pretax earnings for GWM in the first quarter of 2007 were $842 million, up 31 percent from the first quarter of 2006, driven by the growth in revenues. The pretax profit margin was 24.7 percent, up from 21.9 percent in the prior-year period, driven by the impact of the investment in BlackRock.

- Turnover among FAs, especially top-producing FAs, remained low. FA headcount reached 15,930 at quarter-end, as GPC continued to exercise discipline in recruiting and training high-quality FAs.

- Client assets in products that generate annuitized revenues ended the quarter at $633 billion, up 13 percent from the first quarter of 2006, and total client assets in GWM accounts were a record $1.6 trillion, up 10 percent. Net inflows of client assets into annuitized-revenue products were $16 billion for the first quarter, and total net new money was $16 billion.

- On January 29, 2007, Merrill Lynch announced that it had reached a definitive agreement to acquire First Republic Bank (NYSE: FRC), a private banking and wealth management firm focused on high-net-worth individuals and their businesses, for approximately $1.8 billion in cash and stock.

Merrill Lynch Investment Managers (MLIM)

On September 29, 2006, Merrill Lynch merged MLIM with BlackRock in exchange for a total of 65 million common and preferred shares in the newly combined BlackRock, representing an economic interest of approximately half. Following the merger, the MLIM business segment ceased to exist, and under the equity method of accounting, an estimate of the net earnings associated with Merrill Lynch's ownership position in BlackRock is recorded in the GIM portion of the GWM segment. For the first quarter of 2006, MLIM's net revenues were $570 million, and its pretax earnings were $222 million.

Additional Items:

Compensation Expenses

Compensation and benefits expenses were $4.9 billion, or 49.6 percent of net revenues for the first quarter of 2007. Excluding the one-time compensation expenses in the first quarter of 2006, compensation and benefits expenses for that prior-year period were $4.0 billion, or 50.1 percent of net revenues.

Non-Compensation Expenses

Over all, non-compensation expenses were $1.9 billion for the first quarter of 2007, up 15 percent from the year-ago quarter. Total non-compensation expenses decreased 3 percent sequentially, primarily due to lower professional fees and litigation provisions.

Non-compensation expenses as a percentage of net revenues further decreased, to 19.0 percent in the 2007 first quarter, from 20.4 percent in the 2006 first quarter. Details of the significant changes in non-compensation expenses from the first quarter of 2006 are as follows:

- Brokerage, clearing and exchange fees were $310 million, up 20 percent, due primarily to higher transaction volumes.

- Occupancy costs and related depreciation were $265 million, up 10 percent, due principally to higher office rental expenses and office space added via acquisitions.

- Professional fees were $225 million, an increase of 13 percent, due to higher legal and other professional fees associated with increased business activity levels.

- Advertising and market development costs were $158 million, up 10 percent, due primarily to higher travel expenses associated with increased business activity levels.

- Expenses of consolidated investments totaled $59 million, up from $47 million, due principally to increased expenses associated with the related increase in revenues from consolidated investments.

- Other expenses were $316 million, up 39 percent, due primarily to increased minority interest expenses associated with private equity investments and increased charitable contributions, partially offset by lower litigation provisions.

Income Taxes

Merrill Lynch's first-quarter effective tax rate was 30.3 percent, compared with 19.9 percent for the first quarter of 2006, or 29.8 percent excluding the one-time compensation expenses.

Share Repurchases
As part of its active management of equity capital, Merrill Lynch repurchased 22.4 million shares of its common stock for $2.0 billion during the first quarter of 2007, leaving $1.2 billion remaining of the $5 billion repurchase program authorized in October 2006.

Staffing
Merrill Lynch's full-time employees totaled 60,300 at the end of the first quarter of 2007, a net increase of 4,100 during the quarter, due principally to the acquisition of the First Franklin mortgage origination and servicing platforms at the beginning of the quarter.

* * * *

Jeff Edwards, senior vice president and chief financial officer, will host a conference call today at 11 am Eastern time to discuss the company's 2007 first-quarter results. The conference call can be accessed via a live audio webcast available through the Investor Relations website at www.ir.ml.com or by dialing 888.810.0245 (U.S. callers) or 706.634.0180 (non-U.S. callers). On-demand replay of the webcast will be available from approximately 2 pm Eastern time today at the same web address.

* * * *

Merrill Lynch is one of the world's leading wealth management, capital markets and advisory companies, with offices in 37 countries and territories and total client assets of approximately $1.6 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world's largest publicly traded investment management companies, with more than $1 trillion in assets under management. For more information on Merrill Lynch, please visit www.ml.com.

* * * *

Merrill Lynch may make forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects, investment banking pipelines, anticipated financial results, the impact of off-balance-sheet arrangements, significant contractual obligations, anticipated results of litigation and regulatory investigations and proceedings, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch's beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch's control, which affect the operations, performance, business strategy and results and could cause its actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, financial market volatility; actions and initiatives taken by current and potential competitors; general economic conditions; the effect of current, pending and future legislation, regulation, and regulatory actions; and the other additional factors described in the Risk Factors section of Merrill Lynch's Annual Report on Form 10-K for the fiscal year ended December 29, 2006, and also disclosed from time to time in its subsequent reports on Form 10-Q and 8-K, which are available on the Merrill Lynch Investor Relations website at www.ir.ml.com and at the SEC's website, www.sec.gov.

Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Merrill Lynch does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. The reader should, however, consult any further disclosures Merrill Lynch may make in its future filings of its reports on Form 10-K, Form 10-Q and Form 8-K.

Merrill Lynch may also, from time to time, disclose financial information on a non-GAAP basis where management believes this information will be valuable to investors in gauging the quality of Merrill Lynch's financial performance and identifying trends.

* * * *

NOTE TO MERRILL LYNCH EMPLOYEES: Please remember that Merrill Lynch policy prohibits all employee purchase and sale transactions in Merrill Lynch & Co., Inc. common stock and options today, **Thursday, April 19, 2007**. Trading may resume at the opening of the New York Stock Exchange on **Friday, April 20, 2007**.

-----Original Message-----
From: Messenger, Global
Sent: Tuesday, July 17, 2007 7:37 AM
To: +Everyone (ML.Worldwide)
Subject: Merrill Lynch Reports Second-Quarter 2007 Results: Net Earnings Per Diluted Share of $2.24, Up 37 Percent From Second Quarter 2006

Merrill Lynch Reports Second-Quarter 2007 Results: Net Earnings Per Diluted Share of $2.24, Up 37 Percent From Second Quarter 2006

Record Net Revenues From Wealth Management and Investment Banking Businesses

Record First-Half Net Revenues, Earnings and EPS

NEW YORK, July 17 — Merrill Lynch (**NYSE: MER**) today reported very strong net revenues, net earnings and earnings per diluted share for the second quarter of 2007, which enabled the company to achieve record net revenues, net earnings and net earnings per diluted share for the first half of 2007.

Second-quarter 2007 total net revenues of $9.7 billion increased 19 percent from $8.2 billion in the prior-year period and were down 1 percent from $9.9 billion in the first quarter of 2007. Year-over-year, strong revenue growth in both Global Markets & Investment Banking (GMI) and Global Wealth Management (GWM), as well as across all global regions, drove the increase. These are the highest net revenues Merrill Lynch has ever generated in a fiscal second quarter and the second highest the firm has generated for any quarterly period on an operating basis, excluding from the comparison the $2.0 billion one-time, pretax gain that arose from the merger of Merrill Lynch Investment Managers with BlackRock, Inc. (NYSE: BLK) in the third quarter of 2006.

Second-quarter 2007 net earnings per diluted share were $2.24, up 37 percent from $1.63 in the second quarter of 2006 and down less than 1 percent from $2.26 for the first quarter of 2007. Net earnings were $2.1 billion, up 31 percent from the second quarter of 2006 and down 1 percent from the first quarter of 2007. The pretax profit margin for the second quarter of 2007 was 31.1 percent, up 2.4 percentage points from the prior-year period, and the annualized return on average common equity was 22.4 percent, up 3.8 points. At the end of the second quarter, book value per share was $43.55, up 17 percent from the end of the second quarter of 2006.

"We delivered another strong quarter in a volatile and, at times, hostile market environment," said **Stan O'Neal**, chairman and chief executive officer of Merrill Lynch. "These results reflect our revenue diversification, which makes possible strong performance despite uneven market conditions. Our focus on business and revenue growth, expense discipline and global expansion continues to enhance the earnings power of our franchise."

Net revenues for the first six months of 2007 set a record, at $19.6 billion, up 21 percent from $16.1 billion in the first half of 2006. Record net earnings per diluted share of $4.50 were up 117 percent from $2.07 in the prior-year period, while net earnings of $4.3 billion were up 104 percent. Results for the first six months of 2006 included $1.2 billion, after taxes, of one-time compensation expenses incurred in the first quarter of that period. Excluding those expenses, net earnings per diluted share were up 37 percent from the prior-year period, while net earnings were up 31 percent. The first-half pretax profit margin was 31.2 percent, up 13 percentage points from the first half of 2006, or 2.1 percentage points excluding the one-time expenses. The annualized return on average common equity was 22.8 percent, up 10.9 percentage points from the first six months of 2006, or 3.8 points excluding the one-time expenses.

Business Segment Review:

In the first quarter of 2006, Merrill Lynch recorded $1.8 billion, before taxes ($1.2 billion after taxes), in one-time compensation expenses. These expenses were recorded in the business segments as follows: $1.4 billion to Global Markets & Investment Banking, $281 million to Global Wealth Management and $109 million to Merrill Lynch Investment Managers (which ceased to exist as a business segment upon its merger with BlackRock). Comparisons to first-half 2006 results in the following discussion of business segment results exclude the impact of these one-time expenses. A reconciliation of these segment results appears on Attachment IV to this release.

Global Markets & Investment Banking (GMI)

GMI generated very strong revenues and pretax earnings for the second quarter of 2007, including record revenues from Investment Banking. Non-U.S. net revenues, which comprised 61 percent of GMI's total net revenues for the quarter, again grew significantly faster than U.S. revenues.

- GMI's second-quarter 2007 net revenues were $6.2 billion, up 36 percent from the second quarter of 2006, as net revenues increased in all three major business lines:

    - Fixed Income, Currencies and Commodities (FICC) net revenues increased 55 percent to $2.6 billion, driven primarily by strong growth in net revenues from trading credit products, interest rate products and commodities, partially offset by a decline in net revenues from the structured finance and investments business, which includes mortgage-related activities. For the first six months of 2007, FICC generated a record $5.4 billion in net revenues, up 45 percent from 2006, reflecting increased diversity and depth across asset classes.

    - Equity Markets net revenues increased 15 percent to $2.1 billion, driven by nearly every major business line. Revenues from equity-linked trading, cash trading, financing and services, and proprietary trading all increased strongly over the prior-year quarter, while revenues from the firm's private equity business were meaningfully lower. For the first half of 2007, net revenues were a record $4.5 billion, up 31 percent from the prior-year period.

    - Investment Banking net revenues increased to a record level for the third consecutive quarter, up 41 percent to $1.4 billion, as record revenues in equity origination were complemented by strong growth in revenues from both merger and acquisition advisory services and debt origination. Investment Banking net revenues for the first six months of 2007 were $2.8 billion, up 44 percent from the 2006 period, reflecting the tremendous momentum in Merrill Lynch's global origination franchise.

Second-quarter 2007 pretax earnings for GMI were $2.1 billion, up 43 percent from the year-ago quarter, driven by the strong revenue growth and continued focus on expenses. The pretax profit margin was 34.0 percent, up from 32.1 percent in the prior-year period.

- GMI's net revenues for the first six months of 2007 were a record $12.7 billion, up 39 percent from the first half of 2006, driven by record revenues in nearly every major line of business. Pretax earnings were $4.4 billion, up 46 percent from the prior-year period. The pretax profit margin was 34.9 percent, compared with 33.4 percent in the first half of 2006.

Global Wealth Management (GWM)

GWM generated record revenues and pretax earnings for both the second quarter and first half of 2007, driven by Global Private Client (GPC), as well as by the contribution of Global Investment Management (GIM), which includes earnings from Merrill Lynch's investment in BlackRock.

- GWM's second-quarter 2007 net revenues were $3.6 billion, up 18 percent from the second quarter of 2006:

  - GPC's net revenues increased 13 percent to $3.3 billion, driven by every major revenue category, including record fee-based revenues, which reflected higher asset values and net flows into annuitized-revenue products, as well as strong transaction and origination revenues. Net interest revenues also increased. For the first six months of 2007, GPC's net revenues increased 12 percent over the prior-year period to a record $6.5 billion.

  - GIM's net revenues increased 119 percent to $305 million, due primarily to revenues from Merrill Lynch's investment in BlackRock, which began to contribute to revenues during the 2006 fourth quarter, as well as increases in revenues from Merrill Lynch's ownership positions in other investment management companies and the business that creates alternative investment products for GPC clients. GIM's net revenues for the first half of 2007 were a record $566 million, up 133 percent from the 2006 first half.

  Second-quarter 2007 pretax earnings were $1.0 billion, up 39 percent from the second quarter of 2006, driven by the growth in revenues. The pretax profit margin was 27.9 percent, up from 23.7 percent in the prior-year period, driven by the impact of the investment in BlackRock and continued discipline in managing expenses.

- Turnover among financial advisors remained near historical lows, particularly among top-producing FAs. FA headcount reached 16,200 at quarter-end, reflecting an increase of 270 FAs for the quarter, as GPC continued to successfully execute its strategy for recruiting and training high-quality FAs.

- Client assets in products that generate annuitized revenues ended the quarter at $668 billion, up 19 percent from the second quarter of 2006, and total client assets in GWM accounts were a record $1.7 trillion, up 14 percent. Net inflows of client assets into annuitized-revenue products were $12 billion for the second quarter, and total net new money was $9 billion, reflecting the impact of client income-tax payments.

- For the first six months of 2007, GWM's net revenues increased 17 percent, to a record $7.0 billion, driven by the record revenues in both GPC and GIM. Pretax earnings increased 35 percent to $1.9 billion, demonstrating the continued operating leverage in this business. GWM's year-to-date pretax profit margin was 26.4 percent, up 3.6 percentage points from 22.8 percent in the first half of 2006.

Merrill Lynch Investment Managers (MLIM)

On September 29, 2006, Merrill Lynch merged MLIM with BlackRock in exchange for a total of 65 million common and preferred shares representing an economic interest of approximately half of the newly combined BlackRock. Following the merger, the MLIM business segment ceased to exist, and under the equity method of accounting, an estimate of the net earnings associated with Merrill Lynch's ownership position in BlackRock is recorded in the GIM portion of the GWM segment. For the second quarter of 2006, MLIM's net revenues were $630 million, and its pretax earnings were $240 million. For the first six months of 2006, MLIM's net revenues were $1.2 billion and its pretax earnings were $462 million.

Additional Items:

Compensation Expenses

Compensation and benefits expenses were $4.8 billion, or 48.9 percent of net revenues for the second quarter of 2007, compared with 48.7 percent in the second quarter of 2006. Compensation and benefits expenses were $9.6 billion, or 49.3 percent of net revenues for the first half of 2007, down from 49.4 percent in the first half of 2006, excluding the one-time compensation expenses in the first quarter of 2006.

Non-Compensation Expenses

Over all, non-compensation expenses were $1.9 billion for the second quarter of 2007. Non-compensation expenses as a percentage of net revenues decreased to 20.0 percent in the 2007 second quarter, down from 22.6 percent in the prior-year period. Details of the significant changes in non-compensation expenses from the second quarter of 2006 are as follows:

- Communication and technology costs were $484 million, up 13 percent, due primarily to costs related to technology investments for growth.

- Brokerage, clearing and exchange fees were $346 million, up 30 percent, due primarily to higher transaction volumes.

- Occupancy costs and related depreciation were $277 million, up 11 percent, due principally to higher office rental expenses and office space added via acquisitions.

• Professional fees were $245 million, an increase of 25 percent, due to higher employment service fees and other professional fees.

• Expenses of consolidated investments totaled $43 million, down from $145 million, due primarily to decreased expenses associated with the related decrease in revenues from consolidated investments.

Income Taxes

Merrill Lynch's second-quarter effective tax rate was 29.2 percent, compared with 30.5 percent for the second quarter of 2006. The effective tax rate for the first six months of 2007 was 29.8 percent, compared with 28.3 percent in the prior-year period, or 30.1 percent excluding the one-time compensation expenses.

Share Repurchases

As part of its active management of equity capital, Merrill Lynch repurchased 19.8 million shares of its common stock for $1.8 billion during the second quarter of 2007, completing the $5 billion repurchase program authorized in October 2006 and utilizing $557 million of the $6 billion repurchase program authorized in April 2007.

Staffing

Merrill Lynch's full-time employees totaled 61,900 at the end of the second quarter of 2007, a net increase of 1,600 during the quarter.

* * * *

Jeff Edwards, senior vice president and chief financial officer, will host a conference call today at 10 am Eastern time to discuss the company's 2007 second-quarter results. The conference call can be accessed via a live audio webcast available through the Investor Relations website at www.ir.ml.com or by dialing 888.810.0245 (U.S. callers) or 706.634.0180 (non-U.S. callers). On-demand replay of the webcast will be available from approximately 1 pm Eastern time today at the same web address.

* * * *

Merrill Lynch is one of the world's leading wealth management, capital markets and advisory companies, with offices in 38 countries and territories and total client assets of approximately $1.7 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world's largest publicly traded investment management companies, with more than $1 trillion in assets under management. For more information on Merrill Lynch, please visit www.ml.com.

* * * *

Merrill Lynch may make forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects, investment banking pipelines, anticipated financial results, the impact of off-balance-sheet arrangements, significant contractual obligations, anticipated results of litigation and regulatory investigations and proceedings, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch's beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch's control, which affect the operations, performance, business strategy and results and could cause its actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, financial market volatility; actions and initiatives taken by current and potential competitors; general economic conditions; the effect of current, pending and future legislation, regulation and regulatory actions; and the other additional factors described in the Risk Factors section of Merrill Lynch's Annual Report on Form 10-K for the fiscal year ended December 29, 2006, and also disclosed from time to time in its subsequent reports on Form 10-Q and 8-K, which are available on the Merrill Lynch Investor Relations website at www.ir.ml.com and at the S.E.C.'s website, www.sec.gov.

Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Merrill Lynch does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. The reader should, however, consult any further disclosures Merrill Lynch may make in its future filings of its reports on Form 10-K, Form 10-Q and Form 8-K.

Merrill Lynch may also, from time to time, disclose financial information on a non-GAAP basis where management believes this information will be valuable to investors in gauging the quality of Merrill Lynch's financial performance and identifying trends.

* * * *

NOTE TO MERRILL LYNCH EMPLOYEES: Please remember that Merrill Lynch policy prohibits all employee purchase and sale transactions in Merrill Lynch & Co., Inc. common stock and options today, **Tuesday, July 17, 2007**. Trading may resume at the opening of the New York Stock Exchange on **Wednesday, July 18, 2007**.

-----Original Message-----
From: Messenger, Global
Sent: Wednesday, October 24, 2007 7:36 AM
To: +Everyone (ML.Worldwide)
Subject: Merrill Lynch Reports Third-Quarter 2007 Net Loss From Continuing Operations of $2.85 Per Diluted Share

Merrill Lynch Reports Third-Quarter 2007 Net Loss From Continuing Operations of $2.85 Per Diluted Share

Record Net Revenues From Global Private Client, Equity Markets and Investment Banking for the First Nine Months of 2007

NEW YORK, October 24 – Merrill Lynch (**NYSE: MER**) today reported a net loss from continuing operations for the third quarter of $2.3 billion, or $2.85 per diluted share, significantly below net earnings of $2.22 per diluted share for the second quarter of 2007 and $3.14 for the third quarter of 2006. Third-quarter 2006 net earnings per diluted share, excluding the impact of the one-time, after-tax net benefit of $1.1 billion ($1.8 billion pretax) related to the merger of Merrill Lynch Investment Managers (MLIM) and BlackRock (NYSE: BLK), were $1.97. Third-quarter 2007 results reflect significant net write-downs and losses attributable to Merrill Lynch's Fixed Income, Currencies & Commodities (FICC) business, including write-downs of $7.9 billion across CDOs and U.S. subprime mortgages, which are significantly greater than the incremental $4.5 billion write-down Merrill Lynch disclosed at the time of its earnings pre-release. These write-downs and losses were partially offset by strong revenues in Global Wealth Management (GWM), Equity Markets, and Investment Banking, particularly in regions outside of the U.S. The results described above and herein, exclude Merrill Lynch Insurance Group (MLIG), which is reported under discontinued operations.

Third-quarter 2007 total net revenues of $577 million decreased 94 percent from $9.8 billion in the prior-year period and were down 94 percent from $9.7 billion in the second quarter of 2007. Merrill Lynch's third-quarter 2007 pretax net loss was $3.5 billion. At the end of the third quarter, book value per share was $39.75, down slightly from the end of the third quarter of 2006.

"Mortgage and leveraged finance-related write-downs in our FICC business depressed our financial performance for the quarter. In light of difficult credit markets and additional analysis by management during our quarter-end closing process, we re-examined our remaining CDO positions with more conservative assumptions. The result is a larger write-down of these assets than initially anticipated," said **Stan O'Neal**, chairman and chief executive officer. "We expect market conditions for subprime mortgage-related assets to continue to be uncertain and we are working to resolve the remaining impact from our positions," Mr. O'Neal continued. "Away from the mortgage-related areas, we continue to believe that secular trends in the global economy are favorable and that our businesses can perform well, as they have all year."

Net revenues for the first nine months of 2007 were $20.0 billion, down 23 percent from $25.8 billion in the comparable 2006 period. Net earnings per diluted share of $1.94 were down 62 percent from $5.12 in the prior-year period, and net earnings of $2.0 billion were down 61 percent. Results for the first nine months of 2006 included $1.2 billion of one-time, after-tax compensation expenses ($1.8 billion pretax) related to the adoption of Statement of Financial Accounting Standards No. 123R ("one-time compensation expenses") incurred in the first quarter of 2006, as well as the net benefit associated with the MLIM merger. Excluding these one-time items, net revenues for the first nine months of 2007 were down 16 percent, net earnings per diluted share were down 63 percent and net earnings were down 62 percent from the prior-year period. The pretax profit margin for the first nine months was 12.8 percent, down 14.2 percentage points from the comparable 2006 period, or down 16.3 percentage points excluding the one-time items. The annualized return on average common equity was 6.5 percent, down 13.0 percentage points from the first nine months of 2006, or down 13.4 percentage points excluding the one-time items.

Business Segment Review:

In the first quarter of 2006, Merrill Lynch recorded the one-time compensation expenses (pretax) in the business segments as follows: $1.4 billion to Global Markets and Investment Banking, $281 million to Global Wealth Management and $109 million to Merrill Lynch Investment Managers (which ceased to exist as a business segment upon its merger with BlackRock). The one-time net benefit associated with the MLIM merger was recorded in the Corporate Segment. Comparisons to results from the third quarter and first nine months of 2006 in the following discussion of business segment results exclude the impact of these one-time items. A reconciliation of these segment results appears on Attachment V to this release.

Global Markets and Investment Banking (GMI)

GMI recorded negative net revenues and a pretax loss for the third quarter of 2007 of $3.0 billion and $4.4 billion, respectively, as strong net revenues from Equity Markets and Investment Banking were more than offset by the net losses in FICC. GMI's third-quarter net revenues also included a net benefit of approximately $600 million due to the impact of the widening of Merrill Lynch's credit spreads on the carrying value of certain long-term debt liabilities.

- Third-quarter and year-to-date 2007 net revenues from GMI's three major business lines were as follows:

    FICC net revenues were negative $5.6 billion for the quarter, impacted primarily by losses across CDOs and U.S. subprime mortgages. These positions consist of CDO trading positions and warehouses, as well as U.S. subprime mortgage-related whole loans, warehouse lending, residual positions and residential mortgage backed securities. See below for details.

($ billions)	**Net Exposures at Period End:** **Sept. 28, 2007**	**June 29, 2007**	**Percent Inc / Dec**
Total ABS CDO-related exposures	$15.2	$32.1	(53) percent
Total U.S. subprime mortgage-related exposures	5.7	8.8	(35)

	Net Exposures at Sept. 28, 2007	**Net Write-downs For the Three Months Ended Sept. 28, 2007**
AAA-rated super senior exposures:		
High-grade	$8.3	($1.9)
Mezzanine	5.3	(3.1)
CDO-squared	0.6	(0.8)
Total ABS CDO super senior exposures	14.2	(5.8)
Other retained and warehouse exposures	1.0	(1.1)

Total ABS CDO-related exposures	**$15.2**	**($6.9)**
Total U.S. subprime mortgage-related exposures	5.7	(1.0)
Total Net Write-downs		**($7.9)**

Third-quarter write-downs of $7.9 billion across CDOs and U.S. subprime mortgages are significantly greater than the incremental $4.5 billion write-downs Merrill Lynch disclosed at the time of its earnings pre-release. This is due to additional analysis and price verification completed as part of the quarter-end closing process, including the use of more conservative loss assumptions in valuing the underlying collateral.

FICC net revenues were also impacted by write-downs of $967 million on a gross basis, and $463 million net of related fees, related to all corporate and financial sponsor, non-investment-grade lending commitments, regardless of the expected timing of funding or closing. These commitments totaled approximately $31 billion at the end of the third quarter of 2007, a net reduction of 42 percent from $53 billion at the end of the second quarter. The net losses related to these commitments were limited through aggressive and effective risk management, including disciplined and selective underwriting and exposure reductions through syndication, sales and transaction restructurings.

Other FICC businesses reported strong results with record net revenues in interest rates and currencies and solid results in commodities and commercial real estate.

For the first nine months of 2007, FICC net revenues were negative $153 million as strength in interest rate products, currencies and commercial real estate was more than offset by declines in credit products and the structured finance and investments business.

- Equity Markets net revenues increased 4 percent from the prior-year quarter to $1.6 billion, driven by substantial growth in client volumes. Revenues from cash trading, equity-linked trading, and financing and services were significantly higher compared to the prior-year period, while revenues declined in the Strategic Risk Group and the private equity business. Excluding the private equity business, net revenues for the remaining Equity Markets businesses increased 40 percent from the 2006 third quarter. For the first nine months of 2007, Equity Markets net revenues were a record $6.1 billion, up 23 percent from the prior-year period, driven by strength in cash equities, equity-linked and the financing and services businesses.
- Investment Banking generated record net revenues for a fiscal third quarter, up 23 percent from the prior-year period to $1.0 billion. Revenues were driven by growth in both merger and acquisition advisory services and equity origination, partially offset by declines in debt origination. Investment Banking net revenues for the first nine months of 2007 were a record $3.8 billion, up 38 percent from the 2006 period, reflecting the momentum in Merrill Lynch's global origination franchise. Compared with the first nine months of 2006, significant increases in acquisition advisory services, equity and debt origination, more than offset a decline in leveraged finance origination revenues.

- The third-quarter 2007 pretax net loss for GMI was $4.4 billion compared with $1.5 billion of pretax earnings in the prior-year period.

- GMI's net revenues for the first nine months of 2007 were $9.7 billion, down 28 percent from the record prior-year period. Pretax earnings were $6 million, down from $4.5 billion in the prior-year period.

Global Wealth Management (GWM)
GWM generated robust net revenues and pretax earnings for the third quarter and for the first nine months of 2007, driven by strong results in Global Private Client (GPC), as well as by a solid contribution from Global Investment Management (GIM), which includes earnings from Merrill Lynch's investment in BlackRock.

- GWM's third-quarter 2007 net revenues were $3.5 billion, up 29 percent from the third quarter of 2006:
    - GPC's net revenues increased 23 percent to $3.3 billion from the prior-year period, driven by year-over-year increases in every major revenue category, including record fee-based revenues, which reflected higher asset values and continued strength in flows into annuitized-revenue products, as well as sizeable increases in transaction and origination revenues, which included a few particularly large deals, and net interest revenues. For the first nine months of 2007, GPC's net revenues increased 16 percent over the prior-year period to a record $9.6 billion, also driven by every major revenue category.
    - GIM's net revenues increased 210 percent year-over-year to $270 million, due primarily to revenues from Merrill Lynch's investment in BlackRock, which began to contribute to revenues during the 2006 fourth quarter, as well as increases in revenues from Merrill Lynch's ownership positions in other investment management companies and the business that creates alternative investment products for GPC clients. GIM's net revenues for the first nine months of 2007 were $836 million, up 153 percent from the comparable period.
- GWM's third-quarter 2007 pretax earnings were $953 million, up 70 percent from the third quarter of 2006. The pretax profit margin was 26.9 percent, up from 20.4 percent in the prior-year period, driven by strong revenue growth in GPC, continued discipline in managing the business with a focus on operating leverage, and the impact of the investment in BlackRock.
- For the first nine months of 2007, GWM's net revenues increased 21 percent, to a record $10.4 billion, driven by both GPC and GIM. Pretax earnings increased 46 percent to $2.7 billion, demonstrating the continued operating leverage in this business, despite continuing investment in GWM's leading product offerings, technology platform, and training initiatives. GWM's year-to-date pretax profit margin was 26.1 percent, up 4.5 percentage points from 21.6 percent in the comparable prior-year period.
- Turnover among financial advisors (FAs) remained near historical lows, particularly among top-producing FAs. FA headcount reached 16,610 at quarter-end, an increase of 410 FAs for the quarter, reflecting the continuing trend of favorable net recruiting from competitors and the addition of graduates from our training programs.
- Client assets in products that generate annuitized revenues ended the quarter at $691 billion, up 20 percent from the third quarter of 2006, and total client assets in GWM accounts were a record $1.8 trillion, up 14 percent. Net inflows of client assets into annuitized-revenue products were $10 billion for the third quarter, and total net new money was $26 billion, the highest quarterly level in over six years. For the first nine months of 2007 net inflows of client assets into annuitized-revenue products were $38 billion, and total net new money was $51 billion.

- On September 21, 2007, Merrill Lynch closed its acquisition of First Republic Bank, which further bolsters Merrill Lynch's private client organization by growing its private banking franchise, broadening high-net-worth client relationships and deepening GPC's management expertise. First Republic provides personalized, relationship-based banking services, including private banking, private business banking, real estate lending, trust, brokerage and investment management.
- On August 13, 2007, Merrill Lynch announced the divestiture of its insurance business MLIG, as part of a broader strategic relationship with AEGON, NV. The transaction is expected to close in the fourth quarter of 2007, and GPC's results have been restated to exclude the results of MLIG.

Merrill Lynch Investment Managers (MLIM)
On September 29, 2006, Merrill Lynch merged MLIM with BlackRock in exchange for a total of 65 million common and preferred shares representing an economic interest of approximately half of the combined BlackRock. Following the merger, the MLIM business segment ceased to exist, and under the equity method of accounting, an estimate of the net earnings associated with Merrill Lynch's ownership position in BlackRock is recorded in the GIM portion of the GWM segment. For the third quarter of 2006, MLIM's net revenues were $700 million, and its pretax earnings were $284 million. For the first nine months of 2006, MLIM's net revenues were $1.9 billion, and its pretax earnings were $746 million.

Additional Items:

Compensation Expenses
Compensation and benefits expenses were $2.0 billion for the third quarter of 2007 compared with $3.9 billion in the third quarter of 2006. Compensation and benefits expenses were $11.6 billion, or 58.1 percent of net revenues for the first nine months of 2007, up from 49.2 percent in the comparable prior-year period, excluding the one-time compensation expenses and the one-time MLIM benefit.

Merrill Lynch remains focused on paying its best performing employees competitively. In the same vein, it may be necessary to accrue compensation expense at a higher level in the fourth quarter to ensure it can appropriately reward employees whose performance will drive future growth.

Non-compensation Expenses
Overall, non-compensation expenses were $2.1 billion for the third quarter of 2007, up 14 percent from the prior year period.

Details of the significant changes in non-compensation expenses from the third quarter of 2006 are as follows:

- Brokerage, clearing, and exchange fees were $365 million, up 31 percent, due primarily to higher transaction volumes.
- Occupancy costs and related depreciation were $297 million, up 15 percent, due principally to higher office rental expenses and office space added via acquisitions.

- Advertising and market development costs were $182 million, an increase of 12 percent, due to increased costs associated with increased business activity.
- Expenses of consolidated investments totaled $68 million, down from $142 million, primarily due to the deconsolidation of certain MLIM investments in connection with the merger.
- Other expenses were $341 million, an increase of 71 percent, due primarily to the write-off of approximately $100 million of identifiable intangible assets related to First Franklin.

Income Taxes
The effective tax rate for the first nine months of 2007 was 23.1 percent, compared with 27.0 percent in the prior-year period, or 25.9 percent excluding the one-time items.

Capital and Liquidity Management
Based on current market conditions, Merrill Lynch's liquidity position is strong. Because the markets are unsettled, and market conditions that affect the company's liquidity may become more severe, the company is continuing to closely monitor its liquidity and is pursuing opportunities to preserve and enhance its liquidity and capital position.

As part of its active management of equity capital, Merrill Lynch repurchased 19.9 million shares of its common stock for $1.5 billion during the third quarter of 2007, largely to offset the 11.6 million shares issued as consideration upon closing the First Republic Bank acquisition.

Staffing
Merrill Lynch's full-time employees totaled 64,200 at the end of the third quarter of 2007, a net increase of 2,300 during the quarter, due primarily to the acquisition of First Republic and the impact of seasonal training programs.

* * * *

Mr. O'Neal and **Jeff Edwards**, senior vice president and chief financial officer, will host a conference call today at 10 am Eastern time to discuss the company's 2007 third-quarter results. The conference call can be accessed via a live audio webcast available through the Investor Relations website at www.ir.ml.com or by dialing 888.810.0245 (U.S. callers) or 706.634.0180 (non-U.S. callers). On-demand replay of the webcast will be available from approximately 1 pm Eastern time today at the same web address.

* * * *

Merrill Lynch is one of the world's leading wealth management, capital markets and advisory companies with offices in 38 countries and territories and total client assets of approximately $1.8 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world's largest publicly traded investment management companies with more than $1 trillion in assets under management. For more information on Merrill Lynch, please visit www.ml.com.

* * * *

Merrill Lynch may make forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects, investment banking pipelines, anticipated financial results, the impact of off balance sheet arrangements, significant contractual obligations, anticipated results of litigation and regulatory investigations and proceedings, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch's beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch's control, which affect the operations, performance, business strategy and results and could cause its actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, financial market volatility; actions and initiatives taken by current and potential competitors; general economic conditions; the effect of current, pending and future legislation, regulation, and regulatory actions; and the other additional factors described in the Risk Factors section of Merrill Lynch's Annual Report on Form 10-K for the fiscal year ended December 29, 2006 and also disclosed from time to time in its subsequent reports on Form 10-Q and 8-K, which are available on the Merrill Lynch Investor Relations website at www.ir.ml.com and at the SEC's website, www.sec.gov.

Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made.

Merrill Lynch does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. The reader should, however, consult any further disclosures Merrill Lynch may make in its future filings of its reports on Form 10-K, Form 10-Q and Form 8-K.

Merrill Lynch may also, from time to time, disclose financial information on a non-GAAP basis where management believes this information will be valuable to investors in gauging the quality of Merrill Lynch's financial performance and identifying trends.

* * * *

NOTE TO MERRILL LYNCH EMPLOYEES: Please remember that Merrill Lynch policy prohibits all employee purchase and sale transactions in Merrill Lynch & Co., Inc. common stock and options today, **Wednesday, October 24, 2007**. Trading may resume at the opening of the New York Stock Exchange on **Thursday, October 25, 2007**.

-----Original Message-----
From: Messenger, Global
Sent: Monday, December 24, 2007 9:49 AM
To: +Everyone (ML.Worldwide)
Subject: Merrill Lynch Enhances Its Capital Position By Raising Up to $6.2 Billion from Investors, Temasek Holdings and Davis Selected Advisors

The press release below has just been issued.

Merrill Lynch Enhances Its Capital Position By Raising Up to $6.2 Billion from Investors, Temasek Holdings and Davis Selected Advisors

NEW YORK, December 24 – Merrill Lynch (**NYSE: MER**) today announced it has enhanced its capital position by reaching agreements to raise up to $6.2 billion of newly issued common stock in a private placement with Temasek Holdings and Davis Selected Advisors. Merrill Lynch expects these transactions to close by mid-January 2008.

"One of my first priorities at Merrill Lynch was to strengthen the firm's balance sheet, and today we have made great progress towards that by bolstering our capital position through these investments and our announced sale of Merrill Lynch Capital," said **John A. Thain**, chairman and CEO of Merrill Lynch. "The benefits of these transactions are not limited to strengthening our financial position. We also see significant benefits from partnering with Temasek Holdings given its sizeable investments across Asia, particularly in Singapore, China and India. We view both Temasek Holdings and Davis Selected Advisors as savvy investors with proven track records of achieving strong investment returns. Their capital investments will enhance Merrill Lynch's ability to drive new growth opportunities around the world," Mr. Thain added.

Temasek Holdings will invest $4.4 billion in Merrill Lynch common stock and has the option to purchase an additional $600 million of Merrill Lynch common stock by March 28, 2008. Its ownership position will at all times represent less than 10% of Merrill Lynch's outstanding common stock. For a summary of other material terms relating to Temasek Holding's investment, please visit Merrill Lynch's Investor Relations web site at www.ir.ml.com.

Davis Selected Advisors will be making a long-term investment of $1.2 billion in common equity. Both Temasek Holdings and Davis Selected Advisors will be passive investors and will not have any rights of control and have no role in the governance of Merrill Lynch.

"Merrill Lynch is a leading global financial institution, with strong franchises in wealth management, global markets and investment banking. We believe it has an excellent platform with strong growth potential under John's leadership," said Manish Kejriwal, Senior Managing Director of Investments, of Temasek Holdings. "This capital raising will enable Merrill's management to focus on the execution of its business strategy and deliver shareholder value. Our participation in this capital raising exercise is a vote of confidence for the management team, and the underlying strengths of Merrill Lynch's franchise."

"Davis Selected Advisors is extremely pleased to make this long-term investment in one of the most valuable financial services companies in the world," said Ken Charles Feinberg, of Davis Selected Advisors. "We look forward to a long partnership with Merrill Lynch's strengthened senior management team and believe the firm's unique franchise will continue to drive compelling investment opportunities for us in the future."

Merrill Lynch is one of the world's leading wealth management, capital markets and advisory companies, with offices in 38 countries and territories and total client assets of almost $2.0 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals

worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world's largest publicly traded investment management companies,

with more than $1 trillion in assets under management. For more information on Merrill Lynch, please visit www.ml.com

* * *

Temasek Holdings is an Asia investment firm headquartered in Singapore. Its portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology as well as bioscience & healthcare. As at end March 2007, the net value of its portfolio is more than US$100 billion, concentrated principally in Singapore, Asia and the OECD economies. Temasek's total shareholder return since inception in 1974 has been more than 18% compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor's and Moody's respectively.

* * *

Davis Selected Advisers, L.P., is an independent investment advisor founded in 1969. Davis Selected Advisors currently manages equity assets of more than $100 billion through a number of funds including the Davis series of mutual funds. The firm's investment philosophy is to invest in durable, well-managed businesses that can be purchased at value prices and held for the long term. Davis Selected Advisors caters to individual and institutional clients and has offices in New York, NY, Santa Fe, NM and Tucson, AZ. For more information on Davis Selected Advisors, please visit http://www.davisfunds.com.

\# # #

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

cdalimonte@shearman.com
(212) 848-7257

January 18, 2008

Via Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are in receipt of the attached letter, dated January 11, 2008, from Mr. Andrew T. Cupit to the Division of Corporation Finance.

Mr. Cupit's January 11th letter references our letter to the Division of Corporation Finance, dated December 20, 2007, requesting the Staff's confirmation that a shareholder proposal and supporting statement submitted to Merrill Lynch & Co., Inc. ("Merrill Lynch") on behalf of Mr. Jeffrey L. Doppelt for inclusion in Merrill Lynch's proxy materials for its 2008 annual meeting of shareholders may be omitted from such proxy materials for the reasons set forth in our December 20th letter.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we provided Mr. Doppelt, in his capacity as the shareholder proponent, with a copy of our December 20th letter. Neither we nor Merrill Lynch has been asked or authorized by Mr. Doppelt to correspond with Mr. Cupit on his behalf, nor have we been asked or authorized to copy Mr. Cupit on any correspondence sent to Mr. Doppelt.

Nevertheless, if we send any further correspondence to Mr. Doppelt regarding this matter, we will send copies of such correspondence to Mr. Cupit.

Moreover, contrary to Mr. Cupit's assertions in his January 11th letter, we do not believe Mr. Doppelt has been prejudiced in any way, as Merrill Lynch's proxy statement will not be mailed to shareholders until mid-March.

January 18, 2008

Should you have any questions, please do not hesitate to contact me at (212) 848-7257.

Very truly yours,

Christa A. D'Alimonte

Christa A. D'Alimonte

Attachment

cc w/att: Jeffrey L. Doppelt
Andrew T. Cupit, Law Offices of Andrew T. Cupit
Richard Alsop, Merrill Lynch & Co., Inc.
John J. Madden, Shearman & Sterling LLP

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in
Maryland, New Jersey,
New York, Pennsylvania
and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

January 11, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, District of Columbia 20549

Re: Shareholder Proposal of Jeffrey L. Doppelt
Merrill Lynch Annual Meeting
ATC File Number: 0014.0007

Dear Sir/Madam:

I am in receipt of Merrill Lynch's position paper for exclusion of the above-referenced shareholder's proposal and take issue with same for the following reasons:

Merrill Lynch's/their Counsel's Violation of Law

The aforementioned exclusion paper was sent via Federal Express directly to the shareholder, a represented adverse party on or about December 21, 2007. Mr. Doppelt was out-of-state on vacation at that time and thus, did not receive the package until his return, on or about January 4, 2008. Merrill Lynch's exclusion paper was prepared by counsel who is, or should be familiar with the ethics rules for attorneys, but yet still sent the exclusion paper directly to Mr. Doppelt, and did not copy his counsel. Thus, I have just received a copy of same directly from Mr. Doppelt. The proposal, as originally submitted, was under my letterhead, which contained all pertinent contact information. In addition, Judith Witterschein, the corporate secretary for Merrill Lynch contacted me personally via telephone on December 17, 2007, to inform me of Merrill's position with respect to the particular proposal.

It is thus submitted that Ms. Witterschein knew Mr. Doppelt was represented, knew the contact information for his counsel, and knew more of the ethics rules with respect to direct contact with a represented adverse party than her chosen counsel. Merrill Lynch's chosen counsel is located in New York. Under New York Disciplinary Rule 1200.35 (DR 7-104), unless specifically permitted by law, a lawyer is not allowed to directly contact an adverse party once notified that such party is represented. Merrill Lynch's counsel seemingly violated the ethics rules for attorneys and by doing so, afforded Mr. Doppelt less time in which to respond.

Accordingly, Merrill Lynch should not be permitted to gain from its malfeasance by avoiding a vote on an important shareholder issue. For this reason, as well as the other reasons set forth herein, we respectfully request that the Securities and Exchange Commission compel Merrill Lynch to include Mr. Doppelt's proposal for submission to the shareholders at the annual meeting. Further, Merrill Lynch will not be prejudiced by the submission of the particular proposal as they will still have the option of recommending a "no" vote to the shareholders, setting forth their reasoning with little to no opportunity for a response by Mr. Doppelt.

The Proposal is not Subject to the Ordinary Business Rule Exclusion

While Merrill Lynch's recitation of the decisions relating to the ordinary business rule is illustrative, it fails to address the core underpinning for the proposal at its base, the persistent abuse of discretion in the handling and investing of the corporation's assets, thereby significantly diminishing shareholder value. Accepting Merrill Lynch's stated precedent as definitive, does not change the facts and circumstances under which Mr. Doppelt's proposal was submitted. However, Merrill Lynch's stated precedent does indicate that an abuse of discretion in the ordinary management of the company will negate the ability of the company to avail itself of the "ordinary business exclusion."

As a result of Merrill Lynch's unsound management and investment strategy, the company posted a $2.3 billion operating loss in the third quarter of 2007, with a $7.9 billion write-down of losses sustained in the subprime mortgage market.[1] Additionally, this abuse of discretion in investing contributed to a total loss of net revenues for the quarter of a staggering 94% as compared to the same period in 2006.

This atmosphere of abuse of discretion relating to the value of the shareholders was further accentuated by Merrill Lynch's stock repurchase program. Beginning in the fourth quarter 2006, through second quarter 2007, Merrill Lynch engaged in a large-scale repurchase of its outstanding shares at values of approximately $90.00 per share. However, on December 24, 2007, Merrill Lynch announced that it would be selling its treasury stock at $48.00 per share in an attempt to raise $6.2 billion dollars. This sale of stock presumably was authorized in order to cover a short-fall partly caused by the purchase of Republic Bank for $1.8 billion. This resulted in a staggering loss of approximately $42.00 per share. Merrill's purchase of Republic, for stock and cash, at the top of the market for a company that did not historically have such value, will most likely result in a substantial loss of shareholder value.

It is submitted that the employees of Merrill Lynch, those that are provided with or required to accept stock as part of their retirement plan, will be extremely adversely affected by the unchecked investments by Merrill Lynch's officers and directors and resulting substantial loss of shareholder value. While the "ordinary business exclusion" was intended to insulate the directors and officers of a corporation from shareholder intrusion into their discretion, it was not meant to permit long-standing and damaging investment and use of the company's assets to the detriment of the shareholders. In the case of Merrill Lynch, their recent investment history is replete with examples of a company in need of guidance and oversight over how it invests the capital and earnings of its public owners. Merrill Lynch's recent unchecked use of the company funds has lead to a nearly 50% loss of shareholder value from the fourth-quarter 2006 to the same period in 2007. It was this abuse of discretion, which is bankrupting the company and destroying shareholder value that Mr. Doppelt's proposal sought to address.

Conclusion

While those in power of such corporations have a significant amount of discretion in investing, purchasing, alienating, etc., the company's assets, it is not without its limitations. A patent abuse of

[1] *See* attached quarterly reports.

discretion in the investing of the corporation's assets will not permit the company's officers and directors to shield themselves behind the mantle of the "ordinary business exclusion."

Mr. Doppelt's proposal is limited in time and scope, does not seek to insert the shareholders into the everyday management and operations of the company. However, the proposal is intended to permit the shareholders to voice their opinion as to the blatantly abusive nature in which Merrill Lynch has cavalierly wasted the assets of the company and thus affected the value to the shareholder. It is further designed to compel management to consider carefully the investments they make when dealing with the company that is ultimately owned by the shareholders.

Under the circumstances, we respectfully request that the Securities and Exchange Commission issue an Action Letter to Merrill Lynch, compelling them to submit the proposal to the shareholders at the next annual meeting.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T. CUPIT

Andrew T. Cupit

Encls.

Cc: Shearman & Sterling, LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 20, 2007

The proposal requests that the board adopt a structured policy that will enable investors to share equally in the company's profitability and growth by granting the stockholders of Merrill Lynch rights to cash dividends, stock dividends and special distributions, enabling them to share equally in the company's net earnings, and sets forth how the board should make payments to shareholders.

There appears to be some basis for your view that Merrill Lynch may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Merrill Lynch omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Merrill Lynch relies.

Sincerely,

Craig Slivka
Attorney Adviser

END